                CONSUMER PORTFOLIO SERVICES, INC.


                                                        16355 LAGUNA CANYON ROAD
                                                   IRVINE, CALIFORNIA 92618-3801
                                                        TELEPHONE (949) 753-6800
                                                        FACSIMILE (949) 753-6897

August 6, 2008

VIA FACSIMILE (202-772-9208)

U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail-Stop 4561
Attn: Michael Clampitt & Christian Windsor

Re:      Consumer Portfolio Services, Inc.
         Form 10-K filed March 17, 2008
         Form 10-Q filed April 25, 2008
         File No. 001-14116

Dear Messrs. Clampitt & Windsor

Thank you for your recent comment letter. Our responses are set forth below, each response appearing below a reproduction, in italics, of your comment.

FORM 10-K
---------
ORIGINATIONS, PAGE 3
--------------------

1. REVISE, IN THE FUTURE FILINGS, THE TABLE ON PAGE 4 TO DISCLOSE THE CREDIT AND UNDERWRITING CRITERIA FOR EACH OF THE 7 CREDIT PROGRAMS.

We shall, in future filings, describe the general credit and underwriting criteria applicable to each of our credit programs, with that disclosure to emphasize (i) the general place in a broad credit spectrum occupied by our programs and (ii) how the programs differ, one from another.

MANAGEMENT'S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES, PAGE 36
----------------------------------------

2. REVISE YOUR DISCLOSURE, IN FUTURE FILINGS, TO CLARIFY WHETHER YOU HAVE SEPARATE LENDERS FOR YOUR TWO MAIN WAREHOUSE FACILITIES. ALSO, IDENTIFY THE WAREHOUSE LENDERS.


We shall, in future filings, make clear that each warehouse credit facility operates independently from the other(s). We shall identify the lenders by name.

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Re File 1-14116
August 6, 2008
Page 2 of 7



FORM 10-Q FOR QUARTER ENDED MARCH 31, 2008
------------------------------------------
PURCHASES OF COMPANY STOCK, [PAGE] 7
------------------------------------

3. SUPPLEMENTALLY ADVISE THE STAFF AS TO THE METHOD OF PURCHASES FOR THE STOCK ACQUISITIONS AND WHETHER ANY OFFICERS, DIRECTORS OR OTHER AFFILIATES SOLD SHARES DURING THE PERIOD. IF SO, PROVIDE DETAILS AS TO WHOM, THE DATES SOLD, THE PRICES RECEIVED AND WHETHER SOLD PURSUANT TO ANY PLAN.


The method of purchase for all stock acquisitions disclosed on page 7 of our Form 10-Q for the quarterly period ending on March 31, 2008 were open market purchase transactions. These purchases were made pursuant to a securities repurchase program authorized by our board of directors. This program was first announced in 2002 and has no fixed expiration date. Additional amounts have been authorized by the board since 2002 including the most recent authorization for the repurchase of an additional $5 million of our outstanding securities on January 30, 2008.

We purchase our shares in the open market in compliance with the conditions set forth in subdivision (b) of Rule 10b-18.

No shares of stock were purchased directly from officers, directors or other affiliates during the three-month period ending March 31, 2008. There were no shares sold by officers, directors or other affiliates during the same period except that one director sold 2,000 shares for gross proceeds of $6,660 on January 7, 2008. That sale, by director Gregory S. Washer, was not pursuant to a plan.


RECENT DEVELOPMENTS - UNCERTAINTY OF CAPITAL MARKETS, PAGE 8
-------------------   --------------------------------------

4. SUPPLEMENTALLY ADVISE US AS TO THE DETAILS OF THE APRIL, 2008 SECURITIZATION. IN THIS REGARD, ADVISE US AS TO HOW THE ARRANGEMENTS DESCRIBED IN THE SECOND PARAGRAPH DIFFER FROM PREVIOUS SECURITIZATIONS INSOFAR AS THE RATE PAID AND TYPE OF DEBT AND THE CREDIT ENHANCEMENT DIFFERENCES, BOTH AT THE INCEPTION AND OVER THE LIFE OF THE SECURITIZATION.



The terms required by securitization market participants with respect to our April 2008 securitization ("2008-A") resulted in an increase in the credit enhancement and insurance premium required by the bond insurer and higher interest rates on all tranches of bonds. The percentage of senior bonds in 2008-A decreased to 78.75% of the aggregate principal balance of the contracts in the pool vs. 90.00% in our most recent prior securitization, which closed in September 2007 ("2007-C"). The 2007-C transaction is representative of our historical credit enhancement structures and pricing. As a result of the decrease in senior bonds, the subordinated bonds increased from 10.00% of the aggregate principal balance of the contracts in the pool in 2007-C to 21.25% in 2008-A.

The other two components of credit enhancement are the spread account (a cash reserve account for the benefit of the bond insurer and the noteholders to be drawn upon if cash collections are not sufficient to make all required payments) and overcollateralization (the principal balance of the notes outstanding is less than the principal balance of the contracts in the pool).

Re File 1-14116
August 6, 2008
Page 3 of 7


The spread account requirement for 2008-A was 3.00% of the original balance of the contracts as compared to an initial requirement for 2007-C of 2.00%, which was required to increase to 2.50% of the original balance after closing through the deposit of excess collections.

With respect to overcollateralization, the initial requirement was 0% for both 2008-A and 2007-C. In 2008-A, overcollateralization was required to grow to 3.50% of the principal balance of the contracts (through the repayment of senior bonds with excess cash flows) as compared to 4.25% in 2007-C.

In aggregate, the total initial credit enhancement for 2008-A was 24.25% with a target required level of 27.75%. This compares to 2007-C's initial credit enhancement of 12.00% with a target required level of 16.75%.

The weighted average effective coupon on the senior bonds on 2008-A was equal to 6.23% p.a. as compared to 5.69% for 2007-C. The 2008-A senior bonds were sold at a blended purchase price of approximately 96% vs. approximately 100% for the 2007-C senior bonds. The insurance premium on 2008-A increased to 0.95% p.a. from 0.45% p.a. on 2007-C. The weighted average effective coupon for the subordinated bonds was 10.00% p.a. on both transactions while the blended purchase price for 2008-A was approximately 76% as compared to 86% for 2007-C.


5. SUPPLEMENTALLY ADVISE US AS TO THE DETAILS OF THE CURTAILMENT OF PURCHASES REFERRED TO IN THE THIRD PARAGRAPH.


We have curtailed our purchase of automobile contracts by implementing a three-part plan: (a) we have reduced our active dealer base and no longer accept credit applications from over 5,000 dealers from whom we would have accepted applications in 2007; this has significantly decreased the number of new applications we receive (we received approximately 118,000 applications in December 2007 as compared to approximately 37,000 in June 2008); (b) we have made our credit and purchasing guidelines more restrictive, which has resulted in a lower approval percentage on those applications that we still accept (our average approval ratio during the second half of 2007 was approximately 34% as compared to approximately 29% for the first half of 2008); and (c) we have increased our pricing by increasing the interest rate to the customer and the net acquisition fee that we charge the dealer (our weighted average APR and net acquisition fee has increased from approximately 17.9% and 1.7%, respectively, in December 2007 to 19.2% and 6.6%, respectively, in June 2008). The collective result of these changes has been a decrease in the principal amount of contracts purchased from approximately $78 million in December 2007 to approximately $15 million in June 2008.

Re File 1-14116
August 6, 2008
Page 4 of 7


CREDIT EXPERIENCE
-----------------

6. SUPPLEMENTALLY ADVISE THE STAFF AS TO WHY THERE APPEARS TO BE A GREAT SWING IN THE PERCENTAGE OF DELINQUENCIES, FROM $36 MILLION AT 3/31/07, TO $101 MILLION AT 12/31/07 AND THEN DOWN TO $61 MILLION AT 3/31/08. ALSO, ADVISE US AS TO THE AMOUNTS OF CREDIT EXTENSIONS AT 3/31/08 COMPARED TO THE PRIOR PERIOD SIMILAR TO THAT DISCLOSED ON PAGE 8 OF THE FORM 10-K.


The dollar amount and percentages of delinquent accounts is significantly influenced by a number of factors including (1) the volume of new finance receivables purchases, (2) general economic conditions affecting our borrowers,
(3) historical performance of various calendar reporting periods and (4) the relative credit quality of the underlying receivables.

INCREASE IN DELINQUENCIES FROM MARCH 31, 2007 TO DECEMBER 31, 2007

We attribute the identified increase to three factors.

First, we believe that general economic conditions had a significant impact on the increase in delinquent accounts during the last 9 months of 2007. According to statistics published by the U.S. Department of Labor, after years of steady or decreasing levels, national monthly unemployment rates generally increased through 2007. We believe that these higher unemployment levels, together with other general economic conditions such as increasing fuel costs, put additional financial stress on our customers and contributed to the increase in delinquent accounts at December 31, 2007 as compared to March 31, 2007.

Second, consistent with the subprime consumer credit market generally, our portfolio displays some degree of seasonality.(1). For instance, credit performance statistics reported as of March 31 of any year are typically the strongest of any calendar quarter. During the remainder of the calendar year credit performance statistics generally weaken, often resulting in the December 31 data being the weakest of any calendar quarter in a particular year. We attribute this credit performance seasonality to the fact that many of our customers receive tax refunds in the spring that help them to meet their credit obligations. As the year progresses through the third calendar quarter, families incur "once per year" vacation and back-to-school expenses that stretch their


----------
(1) We wish to distinguish here between portfolio performance, which does have a distinct seasonal component, and financial condition and results of operations, which do not. That counterintuitive distinction results from our practice of reserving, as a charge against the carrying value of finance receivables, estimated credit losses for a rolling forward-looking twelve month period. We believe that it would not be acceptable to reserve for a period of less than twelve months and we therefore, with the preparation of every financial statement, estimate credit losses for one full year in the future. Recording such an estimate as a charge has the effect of normalizing any seasonal variation that we might otherwise be able to estimate. As a result, our financial condition and results of operations, reported in accordance with GAAP, are not affected by anticipated seasonal variations. Although it might be possible to create a non-GAAP financial measure that would be meaningful, that would not be misleading, and that would show the effect of seasonal variation, we have elected not to attempt to invent such a measure.

Re File 1-14116
August 6, 2008
Page 5 of 7


economic resources. Then, in the fourth calendar quarter, families again incur holiday expenses that further stress their budgets.

Third, we added a significant amount of receivables to our portfolio over the identified period. From April 1, 2007 through December 31, 2007, we purchased 61,378 finance receivables contracts aggregating $948.2 million in principal balances. During that same period, our total managed portfolio increased by $399.4 million, or 23.1%. We believe that this increase in managed portfolio contributed to the increase in delinquent accounts at December 31, 2007 as compared to March 31, 2007.

We believe that the confluence of a weakening of general economic conditions, seasonality effects, and the increase in our managed receivables all contributed to the increase in delinquent accounts from March 31, 2007 to December 31, 2007.

DECREASE IN DELINQUENCIES FROM DECEMBER 31, 2007 TO MARCH 31, 2008

We attribute the identified decrease also to three factors, which overlap with those discussed above.

First, as discussed above, our experience shows that the first calendar quarter of any year generally provides the best environment for credit performance of any calendar quarter. We believe that the seasonality inherent in our business model contributed to the decrease in delinquent account balances from December 31, 2007 to March 31, 2008.

Second, as a result of the adverse capital markets conditions that we have discussed in our Form 10-K for December 31, 2007 and our Form 10-Q for the Quarter Ended March 31, 2008, we began in the fourth quarter of 2007 to curtail our purchases of new finance receivables to conserve our liquidity. The table below illustrates the rate of decrease in our new contract purchases during the fourth quarter of 2007 and the first quarter of 2008, and the resulting outstanding balance of our managed portfolio for the same periods.

                       New Finance
                       Receivables             Outstanding
                        Purchases           Managed Portfolio
    Period          Principal Balance       Principal Balance
    ------          -----------------       -----------------

    Oct-07        $     104,555,830       $    2,089,827,348
    Nov-07        $      82,947,219       $    2,108,810,923
    Dec-07        $      78,261,467       $    2,126,176,624
    Jan-08        $      71,568,663       $    2,128,675,981
    Feb-08        $      61,299,115       $    2,117,288,668
    Mar-08        $      43,222,460       $    2,092,094,204

As the table shows, the reduction in monthly new purchase volumes, together with the normal amortization of our portfolio, resulted in a monthly declining balance beginning in January 2008. This is a significant contrast to 2007 where significant monthly purchases more than offset the amortization, resulting in a

Re File 1-14116
August 6, 2008
Page 6 of 7


steadily increasing managed portfolio. We believe the reduction in managed portfolio contributed to the decrease in delinquent account balances from December 31, 2007 to March 31, 2008.

Third, we believe we have experienced a credit quality increase as one effect of our reduction in purchases of finance receivables. We achieved the reduction in part by making our credit and purchasing guidelines more restrictive. One result of those more restrictive criteria has been that the obligors of the newly-purchased finance receivables have generally stronger credit profiles than the obligors of finance receivables purchased in previous periods. We believe the stronger credit profile of these most recent originations has contributed to the decrease in delinquent account balances from December 31, 2007 to March 31, 2008.

EXTENSION HISTORY

Extensions are an important tool that, when used judiciously, can help a sub-prime borrower such as our customer to maintain their vehicle through a temporary situation such as a short-term loss of job or unexpected expenses. We maintain strict controls and policies on the issuance of extensions that are based partly on our experience and partly on agreements with our lenders and the parties to our asset-backed securitizations. Similar to delinquencies as discussed above, the volume of accounts receiving extensions is significantly influenced by the volume of new finance receivables purchases and general economic conditions affecting our borrowers

The following table summarizes our extension experience as of March 31, 2008 and 2007 and December 31, 2007:

                                                 Extension Experience
                                          CPS, MFN, TFC AND SEAWEST COMBINED
                                                (dollars in thousands)


                                         MARCH 31, 2008              MARCH 31, 2007              DECEMBER 31, 2007
                                    ---------------------       ---------------------        ------------------------
                                    NUMBER OF                   NUMBER OF                    NUMBER OF
                                    CONTRACTS     AMOUNT        CONTRACTS      AMOUNT         CONTRACTS       AMOUNT
                                    ---------     ------        ---------      ------         ---------       ------

Gross servicing
portfolio ..................        168,346     $2,094,174        138,659     $1,729,683        168,260     $2,128,656

EXTENSION EXPERIENCE

Contracts with One Extension         23,816     $  279,437         13,684     $  144,785         21,555     $  251,067
Contracts with Two or More
   Extensions ..............          4,946         45,230          3,264         25,672          4,377         38,264
                                     ------     ----------         ------     ----------         ------     ----------
Total Contracts with
Extensions .................         28,762     $  324,667         16,948     $  170,457         25,932     $  289,331
                                     ======     ==========         ======     ==========         ======     ==========

Extensions appearing in the table above include all contracts in our portfolio that have received an extension at any point during their respective terms. The percentage of our portfolio that we report as having received an extension

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Re File 1-14116
August 6, 2008
Page 7 of 7


therefore will necessarily increase as the average age of the portfolio increases. We believe that the two factors that contributed most to the increase in extended contracts from December 31, 2007 to March 31. 2008 are (i) general economic conditions, and (ii) increased average age of our portfolio, due to our decrease in contract purchases.


         *               *              *               *               *

We hope that our responses above have adequately addressed each of your concerns. We note that our next periodic filing is due on Monday. If you believe that any of the issues discussed above affects the disclosure that should be included in that filing, we would appreciate hearing from you on that point.

Please do advise, at your earliest convenience, whether there are any corrective steps that you think we should be taking with respect to our disclosure documents.


Very truly yours,
CONSUMER PORTFOLIO SERVICES, INC.



By:  /a/ Mark Creatura
    ------------------------
     Mark Creatura,
     Sr. Vice President &
     General Counsel

     888-785-6691